Issuer Free Writing Prospectus, dated November 5, 2007
Filed pursuant to Rule 433
Registration Statement No.: 333-147137
ROYAL GOLD, INC.
     The following information supplements the Prospectus Supplement for the offering of 7.25% Mandatory Convertible Preferred Stock, dated November 5, 2007 (the “Prospectus Supplement”), filed pursuant to Rule 424(b)(2) under the Securities Act of 1933, Registration Statement No. 333-147137.
7.25% Mandatory Convertible Preferred Stock Offering

Issuer:	Royal Gold, Inc. (the “Company”) (NASDAQ Global Select Market symbol: RGLD; Toronto Stock Exchange Symbol: RGL)

Title of securities:	7.25% Mandatory Convertible Preferred Stock

Shares issued:	1,000,000

Over-allotment option:	up to 150,000 shares

Liquidation preference per share:	$100

Public offering price per share:	$100

Annual dividend rate:	7.25% of the $100 liquidation preference per share ($7.25 per annum)

Dividend payment dates:	February 15, May 15, August 15 and November 15 (or the following business day if such is not a business day)

First dividend date:	February 15, 2008

Amount per share of first dividend payment:	$1.9333

Amount per share of subsequent dividend payments:	$1.8125

Share cap (subject to adjustment):	Total dividend payment divided by $10.29

Mandatory conversion date:	November 15, 2010

Initial price (subject to adjustment):	$29.41

Threshold appreciation price (subject to adjustment):	$35.29 (represents an approximately 20% appreciation over the initial price)

Mandatory conversion rate (subject to adjustment):	If the applicable market value (as defined in the Prospectus Supplement) of the Company’s common stock is greater than the threshold appreciation price, then the conversion rate will be 2.8335 shares of the Company’s common stock per share of mandatory convertible preferred stock (the “minimum conversion rate”), which is equal to $100 divided by the threshold appreciation price.

If the applicable market value of the Company’s common stock is less than or equal to the threshold appreciation price but greater than or equal to the initial price, then the conversion rate will be $100 divided by the applicable market value.

If the applicable market value of the Company’s common stock is less than the initial price, then the conversion rate will be 3.4002 shares of the Company’s common stock per share of the mandatory convertible preferred stock (the “maximum conversion rate”), which is equal to $100 divided by the initial price.

In addition, upon mandatory conversion holders will have the right to receive the other amounts and/or shares described in the Prospectus Supplement.

Hypothetical conversion values			Conversion Value (Applicable
upon mandatory			Market Value Multiplied by
conversion:		Number of Shares of	the Number of the Shares of
	Applicable Market Value	Common Stock to be	our Common Stock to be
	of	Received	Received
	Common Stock	upon Conversion	upon Conversion)
	$24.00	3.4002	$81.60
	$26.00	3.4002	$88.41
	$28.00	3.4002	$95.21
	$30.00	3.3333	$100.00
	$32.00	3.1250	$100.00
	$34.00	2.9412	$100.00
	$36.00	2.8335	$102.01
	$38.00	2.8335	$107.67
	$40.00	2.8335	$113.34
	$42.00	2.8335	$119.01
	$44.00	2.8335	$124.67
	$46.00	2.8335	$130.34
	$48.00	2.8335	$136.01

Provisional conversion at Company’s option:	At any time on or prior to May 15, 2008, the Company may, at its option, cause the conversion of all, but not less than all, the outstanding shares of mandatory convertible preferred stock into a number of shares of common stock equal to the provisional conversion rate specified in the table below; provided, however, that the Company may not elect to exercise its provisional conversion right if, on or prior to May 15, 2008, the Company has completed a material transaction involving the acquisition of assets or a business with a purchase price of $100 million or more.

In addition, upon provisional conversion holders will have the right to receive the other amounts described in the Prospectus Supplement.

Provisional
conversion rate
table:			Conversion Value (Applicable
			Market Value Multiplied by
			the Provisional Conversion
	Applicable Market Value	Provisional Conversion Rate	Rate)
	$5.00	7.1202 (“maximum provisional conversion rate”)	$35.60
	$10.00	4.9202	$49.20
	$15.00	4.1868	$62.80
	$20.00	3.8202	$76.40
	$25.00	3.6002	$90.00
	$30.00	3.4535	$103.60
	$35.00	3.3487	$117.21
	$40.00	3.2702	$130.81
	$45.00	3.2091	$144.41
	$50.00	3.1602	$158.01
	$55.00	3.1202	$171.61
	$60.00	3.0868	$185.21
	$65.00	3.0586 (“minimum provisional conversion rate”)	$198.81

Conversion at option of holder other than during a cash acquisition conversion period (subject to adjustment):	Holders have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, at any time prior to the mandatory conversion date, into shares of the Company’s common stock at a minimum conversion rate of 2.8335 shares of common stock per share of mandatory convertible preferred stock.

In addition, upon early conversion holders will have the right to receive the other amounts and/or shares described in the Prospectus Supplement.

Cash acquisition conversion rate (subject to adjustment):	If a cash acquisition (as defined in the Prospectus Supplement) occurs prior to the mandatory conversion date, holders of the mandatory convertible preferred stock will have the right to convert their shares of mandatory convertible preferred stock, in whole or in part, into shares of common stock at the cash acquisition conversion rate that will be determined by reference to the following table:

Stock Price on Effective Date
Effective Date	$5.00	$10.00	$20.00	$29.41	$32.35	$35.29	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
November 9, 2007	2.7898	2.9493	2.8342	2.7538	2.7404	2.7308	2.7212	2.7143	2.7152	2.7183	2.7218	2.7249	2.7276
November 15, 2008	2.9799	3.1168	2.9796	2.8461	2.8207	2.8015	2.7808	2.7613	2.7567	2.7571	2.7589	2.7608	2.7625
November 15, 2009	3.1789	3.2694	3.1775	2.9686	2.9202	2.8828	2.8421	2.8049	2.7960	2.7950	2.7957	2.7966	2.7975
November 15, 2010	3.4002	3.4002	3.4002	3.4002	3.0911	2.8335	2.8335	2.8335	2.8335	2.8335	2.8335	2.8335	2.8335

If the stock price (as defined in the Prospectus Supplement) is in excess of $100.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the minimum conversion rate.

If the stock price is less than $5.00 per share (subject to adjustment), then the cash acquisition conversion rate will be the maximum conversion rate.

In addition, upon conversion in connection with a cash acquisition holders will have the right to receive the other amounts and/or shares described in the Prospectus Supplement, including the cash acquisition dividend make-whole payment.

Cash acquisition dividend make-whole payment:	For purposes of calculating the cash acquisition dividend make-whole amount, the present value of the remaining dividend payments will be computed using a discount rate equal to 8.50%.

Payment Restrictions	Unless all accumulated and unpaid dividends on the mandatory convertible preferred stock for all past dividend periods shall have been paid in full, the Company will not:

	•	declare or pay any dividend or make any distribution of assets on any junior stock (as defined in the Prospectus Supplement), other than dividends or distributions in the form of junior stock and cash solely in lieu of fractional shares in connection with any such dividend or distribution;

	•	redeem, purchase or otherwise acquire any shares of junior stock or pay or make any monies available for a sinking fund for such shares of junior stock, other than (A) upon conversion or exchange for other junior stock, (B) the purchase of fractional interests in shares of any junior stock pursuant to the conversion or exchange provisions of such shares of junior stock or the forfeiture of unvested shares of restricted stock or share withholdings upon exercise, delivery or vesting of equity awards granted to officers, directors and employees upon termination of employment or service with the Company or any of its subsidiaries;

	•	except as described below, declare or pay any dividend or make any distribution of assets on any shares of parity stock (as defined in the Prospectus Supplement), other than dividends or distributions in the form of parity stock or junior stock and cash solely in lieu of fractional shares in connection with any such dividend or distribution; or

	•	redeem, purchase or otherwise acquire any shares of parity stock, except upon conversion into or exchange for other parity stock or junior stock and cash solely in lieu of fractional shares in connection with any such conversion or exchange.

When dividends are not paid in full upon the shares of the mandatory convertible preferred stock, as discussed above, all dividends declared on the mandatory convertible preferred stock and any other parity stock shall be paid either:

	•	pro rata so that the amount of dividends so declared on the shares of the mandatory convertible preferred stock and each such other class or series of parity stock shall in all cases bear to each other the same ratio as accumulated dividends on the shares of the mandatory convertible preferred stock and such class or series of parity stock bear to each other; or

	•	on another basis that is at least as favorable to the holders of the mandatory convertible preferred stock entitled to receive such dividends.

Net proceeds after underwriting discount and estimated expenses:	Approximately $96.6 million (approximately $111.15 million if the over-allotment option is exercised in full)

Underwriting discount:	3.0%

Trade date:	November 5, 2007

Settlement date (Issue date):	November 9, 2007

CUSIP:	780287 207
The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus in the registration statement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408.

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